

ING Capital Markets LLC
1133 Avenue i;>f the Americas
New York, **NY** 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-NA) is to remove a Principal of ING Capital Markets LLC:

- Question 18 on the Applicant Data - Page 3: Changed the number of individual Principals from 17 to 16

- Schedule A of Form SBSE-A: Removed the previous Principal / Individual,Record: 2

Signature:



_____   _____1/24/23_____

John McCarthy   Date
Chief Compliance Officer